AUTHORIZATION TO TRANSFER SHARES
IN SATISFACTION OF INDEBTEDNESS

     This Authorization to Transfer Shares in Satisfaction of Indebtedness (this “Authorization”) is made on this 14 day of November, 2001 by Harold C. Baldauf, an individual and resident of the State of Michigan (the “undersigned”), and is based on the following facts and circumstances:

WITNESSETH:

     WHEREAS, Jericho II, L.L.C., a Michigan limited liability company (the “Company”), is indebted to the undersigned in the principal amount of Six Million Nine Hundred and One Thousand Five Hundred Dollars ($6,901,500), plus accrued interest, as evidenced by a demand note payable by the Company to undersigned (the “Obligation”).

     WHEREAS, on July 13, 2001, the undersigned demanded payment of the Obligation by the Company in full.

     WHEREAS, with respect to the satisfaction of the Obligation, each of Cynthia R. May, John G. Tramontana and the undersigned (the “Members”) executed the Second Amendment to Operating Agreement for the Company, dated July 30, 2001 (the “Second Amendment”), whereby the Members of the Company delegated to the undersigned, as a Member of the Company, full discretionary authority to distribute to himself shares of common stock of Bigmar, Inc. (the “Corporation”) owned by the Company, including full discretion as to the timing of the distributions, in order to satisfy the Obligation in kind and in full.

     NOW THEREFORE, in consideration of the benefit to be derived by this Authorization, the undersigned hereby agrees as follows:

1.	Authorization. In accordance with paragraph 1 of the Second Amendment, the undersigned hereby distributes to himself Four Million Nine Hundred Twenty Three Thousand Five Hundered Thirty Nine (4,923,539) shares of common stock of the Corporation (the “Shares”), standing in the Company’s name on the books of the Corporation represented by Certificate Nos. 0280, 0330 and 0331, in order to satisfy the Obligation in kind and in full.

2.	Value of Shares. In accordance with paragraph 1 of the Second Amendment, the Shares shall be valued $. per share, which is the closing market price on November , 2001, the day preceding the date of this distribution of the Shares

3.	Stock Power and Assignment. The undersigned hereby directs that the Stock Power and Assignment attached as Exhibit A hereto (the “Stock Power”) shall be executed by Cynthia R. May in accordance with the authority provided to her under Section 18.01 of the Operating Agreement for the Company, dated January 29, 1997, as amended (the “Operating Agreement”).

4.	Restricted Shares. The undersigned acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under applicable securities laws of such states or an exemption from such registration is available.

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     The undersigned has executed this Authorization to Transfer Shares in Satisfaction of Indebtedness effective on the date first above written.

JERICHO II, L.L.C

/s/ HAROLD C. BALDAUF Harold C. Baldauf, Member